

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2009

VIA U.S. Mail and Facsimile (973) 387-8513

Joseph R. Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

> **Re: Boomerang Systems, Inc.**
> **Form 10-K/A for the fiscal year ended September 30, 2008**
> **Filed April 28, 2009**
> **Form 10-QSB/A for the fiscal quarters ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 000-10176**

Dear Mr. Bellantoni:

    We have reviewed your response dated April 30, 2009 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended September 30, 2008

Management's Report on Internal Controls over Financial Reporting, page 17

1.   We reference the conclusion that you have "identified any material weaknesses in [your] internal controls over financial reporting as of the end of the fiscal year ended September 30, 2008." As such, it does not appear that your management has concluded on *the effectiveness* of internal control over financial reporting (ICFR) as of September 30, 2008. Please revise to provide a clear conclusion that your ICFR is *not effective* as of September 30, 2008 in light of the material weaknesses identified in compliance with Section 404(a) of the Sarbanes-Oxley Act and Item 308T of Regulation S-K.

2.   In addition, please revise to clearly disclose each of your material weaknesses. We note your references to the restatements on page 19 that resulted from your materials weaknesses but do not see any discussion of the underlying material weaknesses. Refer to Rule 1.02 of Regulation S-X and PCAOB Auditing Standard No.5.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Deficit, page F-4

3.   The cross-footing for the line items "issuance of stock – options and warrants" and Net loss for fiscal year 2008 in the consolidated statement of stockholders' deficit does not appear mathematically correct. Please check all mathematical calculations.

Note 1. Summary of Significant Accounting Policies, page F-7

4.   We reference prior comment 16 and the fact that Note 1 continues to reference the incorporation of the company on October 11, 1979 and the change in corporate name for Boomerang Systems, Inc. As a result of the recapitalization, the financial statements are those of the accounting acquirer, Boomerang Systems, Inc., for all periods and therefore all references to the initial incorporation of the company should refer to the inception of Boomerang on December 6, 2006. Please advise.

Note 2. Restatement and Correction of Error of Previously Issued Financial Statements, page F-11

5.   Please tell us where you have provided all of the disclosures required by paragraph 26 of SFAS 154 such as disclosure showing the originally reported balance, the effect of *each* individual restatement adjustment and the "as restated"

balances for balance sheet and statement of operations data as of and for the year ended September 30, 2008. The disclosure should include all balance sheet and statement of operations line items that are impacted by the restatement. In addition, please tell us where you have provided a discussion of the impact on earnings per share of *each* restatement item for all periods presented. Please also tell us how your disclosures in the amended Forms 10-Q comply with the requirements of SFAS 154.

6.   Please show us how the adjustments in bullet point 4 and 5 on page F-11 reconcile to the adjustments in the table and footnotes below the bullets that shows the "as filed" and "restated" balance sheet and statement of operations as of and for the year ended September 31, 2008 on page F-11 and F-12.

7.   As a related matter, we see in the Form 10-Q/A for the nine months ended June 30, 2008, you recognized $1.6 million of G&A expense for options granted that was not originally recorded; however, we do not see a discussion of the adjustments related to the expense for these options for the fiscal year ended September 30, 2008. Please advise.

8.   In the fourth bullet point on page F-11, we reference the discussion of the fiscal year ended September 30, 2009. Please clarify if you intended to refer to the fiscal year ended September 30, 2008.

Form 10-QSB/A for the fiscal quarters ended March 31, 2008 and June 30, 2008

Note 3. Restatement and Correction of Error of Previously Issued Financial Statements, page 10

9.   We see from the 10-K/A for the fiscal year ended September 30, 2008 that you incorrectly recorded an expense of $67,360 for warrants associated with the equity sale of 2,000,000 shares of common stock on February 6, 2008. Please tell us how this adjustment is reflected in the Forms 10-Q/A.

10.   As a related matter, the fourth bullet point on page F-11 of the Form 10-K/A for fiscal year ended September 30, 2008 discusses options issued during the second quarter of fiscal year 2008 which resulted in additional expense of $53,904; however, the adjustment discussed in the Forms 10-Q/A for March 31, 2008 and June 30, 2008 references an additional $1.6 million of expense due to options. Please reconcile these disclosures.

Item 3A(T). Controls and Procedures, page 29

11.   We note the disclosure that you have included a report on internal control over financial reporting in the Forms 10-QSB and that management's report was not

subject to attestation by your registered public accounting firm. Since you did not include a report on internal control over financial reporting within the Forms 10-QSB, please tell us why you have included such disclosures in the filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment and response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3676 or Kristin Lochhead at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief